UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

WCI COMMUNITIES, INC.

(Name of Subject Company)

WCI COMMUNITIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01

(Title of Class of Securities)

92923C104

(CUSIP Number of Class of Securities)

Vivien N. Hastings, Esq.

Senior Vice President, Secretary and General Counsel

WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, Florida 34134

(239) 947-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Mario A. Ponce, Esq.

Avrohom J. Kess, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and address. The name of the subject company is WCI Communities, Inc. (“WCI” or the “Company”), a Delaware corporation. The address and telephone number of the Company’s principal executive offices are 24301 Walden Center Drive, Bonita Springs, Florida 34134 and (239) 947-2600.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the “Rights”, together with the Common Stock, the “Shares”), issued pursuant to the Rights Agreement, dated as of January 30, 2007, as amended February 20, 2007 (as amended, the “Rights Agreement”) by and between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”). As of March 30, 2007 there were outstanding 41,998,690 shares of Common Stock.

Item 2. Identity and Background of Filing Person.

Name and address. The Company is the person filing this Statement. The information about the Company’s business address and business telephone number in Item 1 above is incorporated herein by reference. The Company’s website address is www.wcicommunities.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer. This Statement relates to the tender offer by Icahn Partners LP, a Delaware limited partnership, Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership, Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership, Icahn Partners Master Fund III LP, a Cayman Islands exempted limited partnership, and High River Limited Partnership, a Delaware limited partnership (collectively, the “Offeror” or the “Icahn Group”), to purchase any and all of the outstanding shares of Common Stock, including the associated Rights, at a price of $22.00 per share (the “Offer Price”), net to the selling stockholder in cash, without interest. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2007. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer”.

The Schedule TO provides that the Offer is subject to fourteen conditions, including: (1) the Company’s board of directors (the “Board”) redeeming the Rights, or the Rights having been invalidated or being otherwise inapplicable to the Offer; (2) the Board taking action to cause Section 203 of the Delaware General Corporation Law to be inapplicable to the Offeror or any affiliate or associate of the Offeror; (3) in the event that the number of Shares tendered and not withdrawn plus the number of Shares beneficially owned by the Offeror exceeds 50% of the outstanding Shares, and the Offeror’s nominees do not yet constitute a majority of the Board, the current directors of the Company have resigned and appointed the Offeror’s nominees to the Board such that they constitute all of the Board; (4) there shall not have occurred since the date of the Offer, a material adverse change in the Company’s business, properties, assets, liabilities, financial condition, operations, results of operations or prospects for the business; (5) there shall not have occurred since the date of the Offer, any change in the compensation or severance benefits paid or payable by the Company to its directors, officers or employees not in the ordinary course of business or not consistent with past practice; (6) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the U.S. over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; (7) there shall not have been threatened, instituted or pending any action or proceeding before any court or governmental or other agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise relating to the Offer; (8) a tender offer or exchange offer for some or all of the Shares shall not have been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror; (9) all waiting periods and any extensions thereof applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or terminated; and (10) other conditions contained in the Schedule TO.

The Schedule TO provides that the business address of each of Icahn Partners LP and High River Limited Partnership is White Plains Plaza, 445 Hamilton Avenue — Suite 1210, White Plains, NY 10601, and the business telephone number for each of the entities is (914) 614-7000. In addition, the Schedule TO states that the business address of each of Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP, is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The business a telephone number for each of Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP is (914) 614-7000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or Exhibit (e)(1) to this Statement, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Offeror, or its executive officers, directors or affiliates. Exhibit (e)(1) is incorporated herein by reference and includes: “Information on Director Compensation,” “Security Ownership of Management,” “Compensation of Executive Officers,” “Termination and Severance Arrangements,” and “Certain Relationships and Related Transactions.”

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements with Executive Officers, Directors or Affiliates of the Company.

The Company’s executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below to which the term “change of control” applies, the consummation of the Offer would constitute a change of control.

2005 Compensation Program for Non-Employee Directors

Non-employee directors receive compensation as set forth in the 2005 Compensation Program for Non-Employee Directors as Amended December 13, 2006, the terms of which are described in detail in Exhibit (e)(1) to this Statement.

Non-Employee Director Stock Incentive Plan

On May 17, 2006, the shareholders of the Company approved the Amended and Restated WCI Communities, Inc. 1998 Non-Employee Director Stock Incentive Plan (the “Plan”). The Plan was initially adopted by the Board in December 1998 to provide for the granting of stock options to non-employee directors, and was subsequently amended to also provide for grants of stock appreciation rights to non-employee directors. In 2006, the Company further amended and restated the Plan to permit grants of certain other stock-based awards to non-employee directors under the Plan.

Under the Plan, non-qualified stock options and stock-settled stock appreciation rights (“SARs”) to purchase up to approximately 565,000 shares of our common stock may be granted to our non-employee directors. As of December 31, 2006, 278,000 shares are available for future grant. Beginning October 2005, all stock-based grants issued under the Non-Employee Directors Compensation Program immediately vest upon grant with the exception of the agreement entered into in December 2006 in connection with the election of our Vice Chairman of the Board. Under the agreement, the Vice Chairman received 80,000 stock options which vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date and is subject to automatic vesting upon certain trigger events.

Stock Appreciation Rights Agreements

Beginning in 2006, the Company’s Executive Compensation Committee (the “Committee”) began granting SARs to the Company’s named executive officers and other executives in lieu of stock options. The SARs granted in 2006 vest over a four-year period as follows: 50% after two years, 75% after three years and 100% after four years from the date of grant based on continued employment. These SARs are exercisable for up to 10 years from the date of grant to allow executives to maximize pre-tax gains and focus them on long-term shareholder value creation.

Performance–Conditioned Restricted Stock Unit Agreements

The Company began granting performance shares to its named executive officers and other senior executives in 2005. For the performance share awards granted in 2005 and 2006, performance is measured over three-year cycles.

Each year, the Committee establishes threshold and target performance levels. For the performance share awards granted in 2005 and 2006, thresholds for each performance measure were set at approximately 91% to 93% of the Company’s business-plan based target performance levels. No shares are earned for performance results below the designated threshold associated with each measure. If threshold performance is achieved, 75% of the target number of performance shares associated with that measure will be earned. For performance results at or above the target level, 100% of the performance shares associated with each measure will be earned.

Senior Management Incentive Compensation Plan

In 2006, our named executive officers, other than Mr. Moscato, participated in the Senior Management Incentive Compensation Plan ( the “SMICP”), which was approved by shareholders in May 2006. The SMICP was established to provide performance-based annual incentive award opportunities to designated executive officers that would be fully tax deductible by us under Section 162(m) of the Code.

For 2006, maximum annual incentive award opportunities under the SMICP were established as a fixed percentage of corporate pre-tax net income, after giving effect to any bonuses paid under the MICP, and subject to a maximum individual award limit of $8.4 million. Any maximum awards earned under the SMICP can be reduced by the Committee based on its assessment of our actual performance relative to the annual business plan and any other factors the Committee deems relevant, including personal performance of individual participants.

Indemnification Agreements

The directors and executive officers of the Company are entitled to indemnification against certain liabilities and expenses under the Delaware General Corporation Law. In addition, each of the Company’s non-employee directors and executive officers is entitled to indemnification against certain liabilities under an Indemnification Agreement, each substantially on the same terms, which include, without limitation, the advance to the indemnitee of fees and expenses incurred in any proceeding as such fees and expenses are incurred.

Under the Indemnification Agreements, upon the occurrence of a Potential Change of Control (as described in the succeeding paragraph), and upon written request from the indemnitee, the Company shall deposit in trust for the exclusive benefit of the indemnitee a cash amount equal to the sum of (i) any and all amounts previously authorized to be paid to the indemnitee and yet unpaid; (ii) any and all amounts reasonably anticipated to be incurred by the indemnitee in the defense of any proceeding; and (iii) the maximum amount which the Company could reasonably be expected to incur in settlement of or payment of a judgment in any proceeding on behalf of the indemnitee, less the amount of insurance available to pay such amounts and for which the issuer of such insurance has not made a reservation of right. Following a Change of Control, any determination of the indemnitee’s entitlement to indemnification will be made by independent counsel, and not by a majority vote of the disinterested members of the Board.

A Potential Change in Control has occurred if (i) the Company enters into an agreement the consummation of which would result in the occurrence of a Change in Control; (ii) any person (including the Company) publicly announces an intention to take or to consider making actions which if consummated would constitute a Change in Control; or (iii) the Board adopts a resolution to the effect that, for purposes of the indemnification agreement, a Potential Change in Control has occurred.

(b) Transactions with the Offeror, its Executive Officers, Directors or Affiliates.

Other than as disclosed in this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, or its executive officers, directors or affiliates, on the one hand, and the Offeror, or its executive officers, directors or affiliates, on the other hand.

Item 4. The Solicitation or Recommendation.

Solicitation or Recommendation.

After careful consideration, including a thorough review of the Offer with WCI’s legal and financial advisors, the Board, by unanimous vote of all of its directors, determined that the Offer is not in the best interests of WCI and its shareholders because the Offer, among other things, (1) is inadequate, from a financial point of view, to WCI’s shareholders, (2) is opportunistic in its timing and provides a low control premium and (3) does not reflect the intrinsic value of the company’s well-positioned real estate assets, its earnings power when the homebuilding market returns, the brand reputation of its communities, homes, and tower condominiums of WCI’s collection of approximately $1 billion of outstanding contracts in 2007 and the settlement in September and October 2007 of the capped call options entered into in September and October of 2006, pursuant to which, the Company has the right to purchase up to 5,000,000 shares of Common Stock at an average price of $13.63 per share, subject to certain conditions. In addition, the Board has initiated a sale process for the Company to maximize value for all shareholders. Accordingly, and for the other reasons described in more detail below, the Board recommends that you reject the Offer and do not tender your Shares pursuant to the Offer.

A form of letter communicating the Board’s recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(1) and (a)(3) to this document, respectively, and are incorporated herein by reference.

Background.

Summary of Discussions

From December 11, 2006 through February 12, 2007, representatives of the Company and Mr. Icahn and his representatives had ten separate discussions. During these discussions, Mr. Icahn indicated that he was prepared to pursue an acquisition of the Company, but he would also be satisfied if a superior proposal were to be made by a third party to acquire the Company. In that regard, Mr. Icahn threatened to initiate a combined proxy contest and tender offer. Mr. Icahn also demanded a waiver by the Board of Section 203 of the Delaware General Corporation Law and an amendment to the Company’s shareholders rights plan to allow Mr. Icahn to acquire anywhere between 20% and 49.9% (an amount just shy of the change of control triggers under the Company’s senior credit facilities and senior subordinated notes) of the outstanding shares of the Company’s Common Stock without triggering the Company’s shareholder rights plan. Mr. Icahn stated that a waiver of Section 203 of the Delaware General Corporation Law was critical, because it would provide him with the flexibility to engage in interested transactions with the Company, including a back-end merger, without the necessity of obtaining the approval of two-thirds of the non-interested shareholders of the Company. The Company’s consistent response to Mr. Icahn was that if the Company were to be sold, a higher price would likely occur following the expected collection of approximately $1.0 billion in connection with the closings under certain existing contracts, a related reduction of debt, the settlement by the Company in September and October of 2007 of its capped call options entered into in September and October of 2006, which provide the Company with the right to purchase up to 5 million shares of the Company’s Common Stock at an attractive price, subject to certain conditions, and improvements in the homebuilding markets. The Company indicated to Mr. Icahn that it believed a waiver of Section 203 of the Delaware General Corporation Law would inhibit the ability of the Company to maximize value for all shareholders.

Background Discussion

On December 11, 2006, Mr. Don Ackerman, Chairman of the Board of the Company, received a call from Mr. Carl Icahn. During the call, Mr. Icahn stated he was interested in having discussions with the Company’s management regarding ways to increase the price of the Company’s Common Stock. Mr. Icahn also stated that he would be interested in purchasing additional shares of the Company’s Common Stock from the Company. Mr. Ackerman advised Mr. Icahn that he believed the Company’s Common Stock was currently undervalued and that the Company was not currently interested in selling shares of the Company’s Common Stock. Mr. Ackerman reiterated the Company’s publicly-stated position that the Company was currently focused on increasing its liquidity and reducing its costs. Mr. Icahn agreed that the Company’s Common Stock was undervalued.

On January 12, 2007, Jerry Starkey, President and Chief Executive Officer of the Company, received a call from Mr. Icahn. During the call, Mr. Icahn advised Mr. Starkey that he had acquired additional shares of the Company’s Common Stock and would be filing a report on Schedule 13D with the SEC. Mr. Icahn indicated that he believed the Company’s Common Stock was “cheap” and that he was interested in discussing with the Company various alternatives to increasing the Company’s stock price. Mr. Icahn’s report on Schedule 13D, filed with the SEC on January 16, 2007, indicated that he beneficially owned approximately 14.57% of the shares of the Company’s Common Stock.

On January 17, 2007, Mr. Starkey called Mr. Icahn and they agreed to meet for further discussions on January 24, 2007. During the call, Mr. Icahn stated that he believed that the Florida real estate market would rebound from its current slowdown. Mr. Icahn indicated that he would “hypothetically” consider an offer for the Company for $22.00 per share, but he understood that if a superior proposal to acquire the Company emerged, the Board would have to exercise its fiduciary duties to get the highest price. If a superior proposal emerged, Mr. Icahn indicated that he would be satisfied to sell his shares of the Company’s Common Stock to such higher bidder.

On January 22, 2007, the Board met telephonically to discuss, among other matters, Mr. Icahn’s report on Schedule 13D, the various discussions held with Mr. Icahn and the retention of Goldman, Sachs & Co. as financial advisor to the Company. The Board, members of management and representatives of Goldman, Sachs & Co. and Simpson Thacher & Bartlett LLP, the Company’s legal advisor, engaged in discussions regarding, among other matters, the actions that could be taken by the Board in the best interests of all of the Company’s shareholders.

On January 24, 2007, Mr. Ackerman, Mr. Starkey, Mr. Charles Cobb, Vice Chairman of the Board, and certain members of the Company’s management, attended a meeting with Mr. Icahn and his representatives. The parties discussed current market conditions and the Company’s operations, including the Company’s initiatives to reduce costs, lower capital spending and maximize cash flows. They also discussed the Company’s previously disclosed expectation of receiving approximately $1 billion in collections during 2007 from the completion and closing of the sale of nine towers and from the closing of the sale of the remaining sold units from three towers that were completed in December 2006. During the meeting, Mr. Icahn again expressed his interest in acquiring the Company at the then-current prices. The Company indicated that if the Company were to be sold, a higher price would likely occur following the expected collection of approximately $1.0 billion in connection with the closings under certain existing contracts, a related reduction of debt, the settlement by the Company of its capped call options that provide the Company with the right to purchase up to 5 million shares of the Company’s Common Stock at an attractive price in September and October 2007, subject to certain conditions, and improvements in the homebuilding markets. Mr. Icahn and representatives of the Company then discussed the possibility of entering into a customary standstill agreement pursuant to which Mr. Icahn would agree not to launch a proxy fight or make an unsolicited bid for the Company. Mr. Icahn stated that he would like to buy up to 49.9% of the Company in the open market. In order to facilitate purchases of the Company’s Common Stock in excess of 15%, Mr. Icahn indicated that any standstill agreement with the Company must include a waiver of Section 203 of the Delaware General Corporation Law, which would provide him with the flexibility to engage in interested transactions with the Company, including a back-end merger, without the necessity of obtaining the approval of two-thirds of the non-interested shareholders of the Company. Under Section 203 of the Delaware General Corporation Law, a public corporation organized under the laws of Delaware is generally prohibited from engaging in any business combination with an “interested stockholder” for a period of three years following such shareholder becoming an “interested stockholder,” unless (i) the board of directors has approved the business combination or approved the transaction which resulted in the shareholder becoming an “interested stockholder” prior to such shareholder becoming an “interested stockholder” or (ii) at or subsequent to such shareholder becoming an “interested stockholder,” the business combination is approved by the board and authorized by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not beneficially owned by the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. The Board believed that waiving Section 203 for all shareholders would discourage full and fair offers and could encourage “abusive offers,” i.e., hostile offers that bypass management and the Board, are underfinanced and arguably underpriced, and are dependent for viability upon quick utilization of the Company’s assets for financing purposes. If Section 203 were to be waived, any business combination transaction between the Company and a shareholder could be approved by a simple majority of the shareholders of the Company, including the interested shareholder, rather than the two-thirds vote of unaffiliated shareholders otherwise required by Section 203 of the Delaware General Corporation Law.

On January 30, 2007, the Board met in person to discuss the recent actions taken by, and conversations with, Mr. Icahn. The Board carefully considered, together with representatives of the Company’s legal and financial advisors, the matters discussed with Mr. Icahn at the January 24, 2007 meeting. Representatives from Goldman, Sachs & Co. and Simpson Thacher & Bartlett LLP had discussions with the Board regarding the adoption of a shareholder rights plan, the form of which had been previously presented by Simpson Thacher & Bartlett LLP and discussed with the Board at a meeting of the Board held on October 23, 2006. The Board discussed that the adoption of a shareholder rights plan would not preclude a change of control transaction, but would rather provide the Board with the ability to negotiate a transaction that could maximize shareholder value. Representatives of Simpson Thacher & Bartlett LLP reviewed with the Board their fiduciary duties, including their duties in the context of the adoption of a shareholder rights plan. Following the discussion, the Board adopted a limited duration shareholder rights plan. The Board also agreed to offer Mr. Icahn a seat on the Board in exchange for his agreement to enter into a customary standstill agreement through the annual meeting of the Company’s shareholders in 2008 if the Company were to engage in a sale process by that time.

On January 30, 2007, subsequent to the meeting of the Board, Messrs. Ackerman, Cobb and Starkey, together with Steve Zenker, Vice President of Investor and Corporate Communication of the Company, called Mr. Icahn. The representatives of the Company stated that they did not believe now was the right time to sell the Company and the Board was not willing to waive Section 203, as it would give a preferential advantage to one shareholder over the other shareholders of the Company.

On January 31, 2007, a representative of Mr. Icahn called Mr. Ackerman and told him that Mr. Icahn might be willing to agree to a customary standstill agreement in return for an amendment to the Company’s shareholders rights plan to allow Mr. Icahn, and other holders of shares of the Company’s Common Stock, to acquire up to twenty percent (20%) of the outstanding shares of the Company’s Common Stock without triggering the Company’s shareholder rights plan, a waiver of Section 203 and two seats on the Board.

On February 1, 2007, Mr. Ackerman called Mr. Icahn’s representative back and said the Board would consider (1) an amendment to the Company’s shareholders rights plan to allow Mr. Icahn, and other holders of shares of the Company’s Common Stock, to acquire up to twenty percent (20%) of the outstanding shares of the Company’s Common Stock without triggering the Company’s shareholder rights plan, (2) giving Mr. Icahn one seat on the Board and (3) offering a second seat on the Board to the nominee of another shareholder of the Company who held a large number of shares of Common Stock, in exchange for Mr. Icahn’s agreement to enter into a customary standstill agreement through the annual meeting of the Company’s shareholders in 2008, but the Board would not be willing to waive Section 203. Mr. Icahn’s representative refused this proposal, demanded that any proposal by the Company should include a waiver Section 203 of the Delaware General Corporation Law for all shareholders, and stated that Mr. Icahn would agree to a customary standstill agreement for one year only.

On the morning of February 5, 2007, the Board met telephonically to discuss the Company’s response to Mr. Icahn’s latest proposals. The Board, together with members of management and representatives of the Company’s financial and legal advisors, discussed the most recent proposal made to Mr. Icahn’s representatives. Mr. Ackerman advised the Board that Mr. Icahn had responded that he would accept the seat on the Board and would agree to be subject to a customary standstill agreement for one year, but that he demanded a waiver of Section 203 of the Delaware General Corporation Law. The Board unanimously determined that it would not be in the best interests of all of the Company’s shareholders to waive Section 203.

On the same day, subsequent to the meeting of the Board, Messrs. Ackerman and Starkey called Mr. Icahn and reiterated to Mr. Icahn that the Board was still willing to offer Mr. Icahn a seat on the Board in exchange for his agreement to enter into a customary standstill agreement for one year, as well as to allow Mr. Icahn, and other holders of shares of the Company’s Common Stock, to acquire up to twenty percent (20%) of the outstanding shares of the Company’s Common Stock without triggering the Company’s shareholder rights plan, but the Board would not be willing to agree to waive Section 203 of the Delaware General Corporation Law. Mr. Icahn responded by reiterating his previous demand that the Company waive Section 203 of the Delaware General Corporation Law. Mr. Icahn indicated he would pursue his other options, including a possible tender offer and proxy fight if Section 203 was not waived. Mr. Icahn emphasized that he would be restricted in many ways if Section 203 was not waived and reiterated that it would make a subsequent acquisition of the Company by Mr. Icahn more difficult.

On February 7, 2007, Messrs. Ackerman, Cobb and Starkey called Mr. Icahn and his representatives. Mr. Icahn indicated that without a waiver of Section 203 of the Delaware General Corporation Law, he was not prepared to purchase any more shares of the Company’s Common Stock even if the Company raised the trigger under the Shareholder Rights Plan from 15% to 20%. In addition, Mr. Icahn added that without a waiver of

Section 203 he was not interested in a seat on the Board. Mr. Icahn reiterated that he might want to acquire the Company and that he may initiate a proxy fight, commence a tender offer and let the minority “hang out for a year.”

On February 8, 2007, the Board met telephonically to discuss, among other things, the current status of discussions with Mr. Icahn. Mr. Ackerman advised the Board, that Mr. Icahn’s position remained that he would not agree to a customary standstill for more than one year and that he would not agree to such a standstill without a waiver of Section 203 of the Delaware General Corporation Law. The Board at that meeting, again reconsidered and unanimously determined that it would not be in the best interests of all of the Company’s shareholders to waive Section 203. The Board discussed with representatives of the Company’s financial and legal advisors the Company’s various alternatives at that time. The Board unanimously agreed to issue a press release announcing that the Company had retained a financial advisor and had determined to engage in a review of the Company’s capital structure, business plans, growth prospects and operating environment, with the objective of enhancing the Company’s value for all of its shareholders, based upon the Company’s belief that its ability to enhance shareholder value through a variety of strategic alternatives would be best achieved once the Company’s significant amount of tower receivables were collected and its debt was reduced.

On February 12, 2007, the Company issued a press release announcing that it had retained Goldman, Sachs & Co. as its financial advisor and had determined to engage in a review of the Company’s financial, strategic and operational alternatives with the objective of enhancing the Company’s value for all of its shareholders. The Company explained that it expected to generate about approximately $1 billion during 2007 from the completion and closing of the sale of nine towers and from the closing of the sale of the remaining sold units from three towers that were completed in December 2006, which would enable the Company to reduce its debt. In addition, the Company stated that once such receivables were collected and its debt was reduced, the Company believed its ability to enhance shareholder value through a variety of strategic alternatives, including additional stock repurchases and potentially a sale of the Company would be greatly improved. In the meantime, the Company stated it would continue implementing its strategic plan to maximize cash flow, reduce overhead expenses, lower construction costs and operate more efficiently through this period of lower consumer demand.

On February 12, 2007, Mr. Icahn called Mr. Ackerman and said that he intended to announce on February 16, 2007 a slate of ten (10) directors for election at the forthcoming 2007 annual meeting of the Company’s shareholders and was seriously considering a tender offer for any and all shares of the Company’s Common Stock, unless the Board waived Section 203 and the Company amended the Company’s shareholders rights plan to allow Mr. Icahn, and other holders of shares of the Company’s Common Stock, to acquire up to thirty percent (30%) of the outstanding shares of the Company’s Common Stock without triggering the Company’s shareholder rights plan.

On February 13, 2007, the Board met telephonically for an update on Mr. Icahn’s response to the Company’s announcement of its engagement of Goldman, Sachs & Co. and to consider the Company’s response to any actions that Mr. Icahn might take. Mr. Ackerman informed the Board that Mr. Icahn indicated to him that the Company’s announcement of its engagement of Goldman, Sachs & Co. was not significant to him and that he might propose the nomination of a slate of ten (10) directors for election at the forthcoming 2007 annual meeting of the Company’s shareholders and/or seek to have the Company put up for sale. The Board carefully considered with representatives of the Company’s financial and legal advisors the potential of a proxy contest and the Company’s response in the event Mr. Icahn proposed a slate of director nominees.

On February 16, 2007, the Company received notice from Icahn Partners LP and entities affiliated with Mr. Icahn of his proposed slate of ten (10) directors for election at the forthcoming 2007 annual meeting of the Company’s shareholders.

Later, that same day, the Board met telephonically. The Board, together with members of management and representatives of the Company’s financial and legal advisors, discussed Mr. Icahn’s notification and the

Company’s response. After review by the Board, a press release was issued by the Company responding to Mr. Icahn’s intention to propose his own slate of directors. The Company stated its position that Mr. Icahn’s plan to run a hand-picked slate of directors to further his personal objectives would be highly disruptive to the Company and not in the best interests of all of the Company’s shareholders, reiterated the Board’s commitment to maximize value for all shareholders by following processes that would not favor any specific shareholder in the purchase or sale of the Company’s shares or assets and stated that while its value maximization process proceeds, the Company would continue to focus on increasing liquidity and reducing leverage.

On March 12, 2007, Mr. Icahn announced that he intended to commence an unsolicited tender offer to acquire all of the outstanding shares of the Company’s Common Stock for $22.00 per share. In response, the Company issued a press release on the following day to the effect that the Board, consistent with its fiduciary duties, would review Mr. Icahn’s proposal when made, but in the meantime would continue moving forward with its comprehensive review process with its financial advisor to identify and evaluate all financial, strategic and operational alternatives, including a potential sale of the Company, to maximize value for all of the Company’s shareholders.

On March 19, 2007, the Board met in person to discuss, among other matters, potential strategic alternatives. Representatives of Goldman, Sachs & Co. reviewed with the Board and management its preliminary views on various strategic alternatives that could be considered. The Board engaged in discussions concerning these various alternatives. Representatives of Simpson Thacher & Bartlett LLP also reviewed with the Board their fiduciary duties in the context of the potential Offer.

On March 23, 2007, the Offeror announced publicly that it was commencing the Offer.

On March 23, 2007, the Board met telephonically to discuss the Offer. The Board discussed the Offer with management and the financial and legal advisors of the Company. On such date, the Company issued a press release urging its shareholders to take no action with respect to the Offer until the Board had issued a recommendation with respect to the Offer.

On April 2, 2007, the Board met in person with its legal and financial advisors to discuss and evaluate the Offer, the Board’s fiduciary duties in the context of the Offer and potential strategic alternatives available to the Company. The Board also continued to review the Company’s capital structure, business plans, growth prospects and operating environment.

On April 5, 2007, the Board met in person with its legal and financial advisors to discuss and evaluate the Offer.

Reasons for Recommendation.

(1) After Reviewing WCI’s Strategic Alternatives, the Board has Concluded That the Best Way to Maximize Value for All Shareholders is to Pursue a Potential Sale of the Company

The Board believes that, in order to protect and maximize the value of WCI for all shareholders, WCI should pursue a sale process where all potential buyers, including the Icahn Group, are treated equally without unfair advantages provided to any buyer. We have been contacted by several third parties expressing interest in exploring a potential sale of the company (or particular assets) although it is not possible to predict what may emerge from any discussions. The Board believes that, in the interests of all of its shareholders, it would be prudent to explore whether interest in the Company exists in excess of the price offered by the Icahn Group, particularly because it already has received unsolicited preliminary inquiries regarding the acquisition of the Company. As a result, with the assistance of its advisors, the Board is now initiating a sale process for the Company to maximize value for all shareholders. The Board believes that WCI could be potentially attractive to various parties, some of which could realize significant potential synergies in connection with any transaction with the Company.

No assurance can be given that a sale transaction will be announced or consummated by the Company or with respect to the per-share price that may be obtained in any such transaction.

(2) The Timing of the Offer Is Opportunistic and Disruptive to the Sale Process that the Board Has Determined to Pursue

In initiating the Offer, the Icahn Group stated in the Schedule TO that “clearly now is not the right time to sell,” however, the Icahn Group apparently believes that, at least at $22 per share, now is the right time to buy. The Board believes for the reasons set forth in subsection 5 below under the heading “The Offer Is Structurally Coercive” in this Item 4, that the Icahn Group has launched an offer that may structurally coerce shareholders into selling even if they believe $22 per share is inadequate. Our Company currently is facing some of the most difficult challenges of its existence. We face a cyclical downturn and recent downward pressure on our stock. We expect to operate successfully in this environment and to generate positive cash flow, including the collection of approximately $1 billion of outstanding contracts which will enable the Company to significantly reduce its debt by the end of 2007. In addition, in connection with the settlement in September and October 2007 of the capped call options entered into in September and October of 2006, the Company has the right to purchase up to 5,000,000 shares of Common Stock at an average price of $13.63 per share, subject to certain conditions. The timing of the Offer is both opportunistic and highly advantageous to the Icahn Group because it exploits the recent and, we believe, temporary challenges faced by the housing market and the Icahn Group is seeking to buy “any and all” of the Shares before the Company has had the opportunity to reap the benefits of the debt reduction and share repurchase strategy or the ability to explore the sale of the Company in a sale process designed to maximize the value of the company for all shareholders.

Our Board has responded aggressively to the challenges posed by the business climate by, among other things, engaging Goldman, Sachs & Co. as our financial advisor to assist us in undertaking a strategic review of all aspects of our business. As a result of this review, the Board has determined to undertake a process, with the assistance of Goldman, Sachs & Co., to explore a sale of the Company in an effort to maximize shareholder value. Before completion of the announced strategic review, the Icahn Group decided to launch its Offer. We believe that the Offer could be disruptive with respect to the timing and breadth of our sale process and may impact our ability to maximize value for all shareholders.

(3) The Offer Is Inadequate

The Board believes the Offer does not adequately recognize the intrinsic value of the company’s well-positioned real estate assets, its earnings power when the homebuilding market returns, the brand reputation of its communities, homes, and tower condominiums, the benefits of the anticipated debt reduction of approximately $1 billion and the settlement by the Company of its capped call options that provide the Company with the right to purchase up to 5 million shares at an average price of $13.63 per share, subject to certain conditions, in September and October 2007. The Board also has received an oral opinion from Goldman, Sachs & Co. on April 5, 2007, to the effect that, as of that date, the Offer was inadequate from a financial point of view to the Company’s shareholders (other than the Icahn Group and its affiliates). Based on the reasons set forth herein, among others, as well as the oral opinion from Goldman, Sachs & Co., our Board has unanimously concluded that this Offer is inadequate.

(4) The Premium Implied in the Offer Is Below Recent Average Change of Control Premium Levels

The Offer represents a premium of 16.0% to the closing price of the Common Stock on March 12, 2007, the last trading day prior to the Icahn Group’s public announcement of its plan to launch an unsolicited Offer. The Offer was made a day after WCI’s stock decreased 5.2% and homebuilders’ stocks generally declined following concerns of subprime mortgage defaults. This premium is substantially lower than the average premiums paid in “all-cash” unsolicited transactions of 34.8%, 27.7%, and 43.3% in 2006, 2005 and 2004, respectively, and average premiums paid in “all-cash” transactions of 28.7%, 26.7%, and 28.2% in 2006, 2005 and 2004, respectively. The Offer also represents a 10.3% discount to WCI’s average daily closing price over the last three years.

The Board notes that the closing market price of WCI’s Common Stock has been higher than the Offer price on 638 of 1,258 trading days prior to the announcement of the Offer, 18 trading days in 2007 and six trading days since the announcement of the Offer.

(5) The Offer Is Structurally Coercive

The Icahn Group stated in the Schedule TO that “clearly now is not the right time to sell,” however, the Icahn Group apparently believes that, at least at $22 per share, now is the right time to buy, and the Board believes the Offer may structurally coerce shareholders into selling even if they believe $22 per share is inadequate. The Board believes that this Offer is structurally coercive to WCI’s shareholders for the following reasons:

•

No Back-End Transaction. The Offer forces shareholders to make a decision as to whether to accept the Offer, sell into the market or maintain their position, without knowing the price at which the shares will settle after such offer, because the Icahn Group has no plans or proposals (or at least, no disclosed plans or proposals) to effect a back-end merger transaction at the Offer Price or any other price. As Mr. Icahn said in one of our meetings, we can let the minority “hang out for a year.”

•

No Post-Offer Protections. The Offer, as currently formulated, is predicated on the removal of important procedural safeguards that enable the Board to negotiate a transaction that maximizes value for all shareholders (i.e. the Offer is conditioned on the proposed elimination of the Company’s shareholder rights plan and waiver of Section 203 of the Delaware General Corporation Law). If these protections were removed, then anyone, including the Offeror, would be able to acquire shares opportunistically and there is no assurance that remaining shareholders will be treated fairly and equally in any follow-on transaction, or that their Shares would be acquired at $22 or any other price.

•

Potential Impact on Our Credit Facilities and Senior Subordinated Notes. If the Offer results in the Icahn Group beneficially owning more than 50% of the Common Stock or if the Icahn Group obtains majority control of the Board, (i) the Company’s indebtedness under its senior credit facilities will become immediately due and payable and (ii) the Company will be required to make an offer to repurchase all of its senior subordinated notes within 90 days, in some cases, for 101% of the par value of such notes, unless the lenders and noteholders agree to waive their contractual rights. If the Company is unable to refinance this outstanding indebtedness or obtain the necessary waivers, it may be forced into bankruptcy. According to the Schedule TO, the Icahn Group is exploring refinancing options for the Company’s indebtedness but has not indicated it will effect a consent solicitation and/or debt tender offer with respect to the senior subordinated notes. Furthermore, if the Icahn Group is able to refinance the Company’s indebtedness but the terms are less favorable than WCI’s current terms, it could be detrimental to the Company and may negatively impact WCI’s future performance.

•

The Design of the Offer May Subject Shareholders Who Decide Not to Tender to Substantial Value and Liquidity Risk. The Offer does not include a plan to provide value for the shareholders who decide not to tender their shares into the Offer. According to Icahn Group’s Schedule TO, the Offer may result in the following:

•	“the Offer may adversely affect the liquidity and market value of the remaining Shares held by the public”;

•	the Company may “no longer meet the requirements for continued listing on the New York Stock Exchange”;

•	“registration of the Shares may be terminated [under the Exchange Act]”; and

•

the Offer may “substantially reduce the information required to be furnished by the Company to its stockholders… [and] the ability of… persons holding ‘restricted securities’ of the Company to dispose of [their Shares] pursuant to Rule 144”.

The Offeror’s Schedule TO enumerates many post-tender consequences that may significantly affect the liquidity and value of the minority shares. As a result of the foregoing, a shareholder may feel compelled to tender its Shares into the Offer, which the shareholder may consider inadequate, out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares in a company controlled by a single shareholder, with no assurance as to the marketability of the shares or the value that might be received by the minority shareholders.

(6) The Offer Is Highly Conditional

The Offer is highly conditional for the benefit of the Offeror, resulting in substantial uncertainty for the Company’s shareholders as to whether the Offer will be completed. The Schedule TO highlights that the Offer is subject to three conditions, but in fact, there are 14 conditions in total to which the Offer is subject.

Each of these conditions must be satisfied or waived before the Icahn Group will be obligated to acquire Shares under the Offer.

•	Several of the conditions provide the Icahn Group with broad discretion to determine whether the conditions have or have not been satisfied.

•

Some of the conditions are not subject to materiality thresholds or other objective criteria, but rather provide the Icahn Group with a broad range of reasons upon which the Icahn Group may decline to proceed with the Offer with no material risk to the Icahn Group. For example, the Icahn Group may decline to complete the Offer if, since the date of the Offer, there occurs a material adverse change in the Company’s business, properties, assets, liabilities, financial condition, operations, results of operations or prospects for the business or if there is any change in the compensation or severance benefits paid or payable by the Company to its directors, officers or employees not in the ordinary course of business.

•

An additional condition is that if the number of Shares tendered (and not withdrawn) together with those beneficially owned by the Offeror exceeds 50% of the outstanding Shares, and the Offeror’s nominees do not yet constitute a majority of the Board, the current directors of the Company must resign and appoint the Offeror’s nominees to the Board such that they constitute all of the Board.

(7) The Icahn Group Has Not Presented Shareholders any Plan for Maximizing Value for WCI; Your Current Board has Experience and a Plan

The Icahn Group has not presented any plan or proposal to shareholders that would suggest it intends or has the capability to deliver superior value to all shareholders. In particular, the Board believes that the absence of a specific plan by the Icahn Group with respect to refinancing the Company’s outstanding indebtedness, which, as discussed above, may force the Company into bankruptcy, and the elimination of structural protections for shareholders combined with the potential for an illiquid and uninformed trading market for the shares following the Offer, is not indicative of a value-enhancing plan for shareholders who do not tender their shares into the Offer. We believe your Board is better positioned to deliver and protect WCI’s value for all shareholders in light of the Board’s significant operating experience in the industry and its determination to pursue a sale process for the Company that is designed to maximize value for all shareholders.

Our business is highly dependent on relationships with our employees and customers, as well as governmental and regulatory authorities, including permit approval, zoning and land-use boards. Our Board has extensive experience in these matters as well as experience in developing master planned communities. Currently, WCI management and our Board have over 170 cumulative years of operating experience in the industry. In addition, we believe that your Board has greater experience and knowledge of the Company’s business and industry and is more qualified than the hand-picked candidates nominated by Icahn to navigate the Company through a sale process and a difficult period in the home-building industry. The Board is fully committed to running a competitive and transparent sale process and would welcome the Icahn Group to participate in this process as a potential buyer.

(8) WCI’s Directors, Who Collectively Own a Substantial Interest in the Company’s Stock, Unanimously Rejected the Offer

The Board has been informed that, as of the date of this Statement, none of WCI’s directors or executive officers has accepted or intends to accept the Offer. The Board’s interests are aligned with our shareholders in seeking the best value alternative for WCI. As of March 30, 2007, directors and several officers of the Company beneficially owned 5,174,588 shares of the Company’s outstanding common stock, or 12.3% of WCI.

In light of the above factors, the Board determined that the Offer is not in the best interests of WCI and its shareholders. Accordingly, the Board recommends that you reject the Offer and do not tender your Shares pursuant to the Offer.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to, the specific factors considered in determining its recommendations. Such determination was made after consideration of the factors taken as a whole.

Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the directors of WCI were aware of the interests of executive officers and directors of WCI as described in Item 3 above.

Intent to Tender.

To the Company’s knowledge, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Offer any Common Stock owned of record or beneficially owned.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Goldman, Sachs & Co. was retained as financial advisor to provide assistance to the Company in connection with the Offeror’s proposal and with respect to any possible purchase of all or a portion of the stock or assets of the Company, or a sale of the Company. The Company has agreed to pay Goldman, Sachs & Co. customary fees for its services and to reimburse it for all reasonable expenses, including fees and expenses of counsel. The Company has also agreed to indemnify Goldman, Sachs & Co. and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement. As of April 5, 2007, Goldman, Sachs & Co. beneficially owns, including on behalf of its clients, an aggregate long position of approximately 1,212,366 shares of the Company’s outstanding Common Stock. Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, the Icahn Group and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and affiliates of the Icahn Group for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Company has retained Innisfree M&A Incorporated to assist it in connection with the Company’s solicitation of proxies with respect to the 2007 Annual Meeting of Shareholders of WCI. The Company has agreed to pay Innisfree M&A Incorporated customary compensation for its services and reimbursement of certain expenses in connection with its engagement. The Company has also agreed to indemnify Innisfree M&A Incorporated against certain liabilities arising out of or in connection with its engagement.

The Company has retained Kekst and Company Incorporated as its corporate communications advisor, and its services include assistance in connection with the Offer and 2007 Annual Meeting of Shareholders of WCI. The Company has agreed to pay customary compensation for such services and to reimburse Kekst and Company Incorporated for its out-of-pocket expenses arising out of or in connection with its engagement. The Company has also agreed to indemnify Kekst and Company Incorporated against certain liabilities arising out of or in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Except as set forth in Annex A or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Common Stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 above, the Board unanimously determined that the Offer is inadequate and not in the best interests of WCI and its shareholders and that the interests of the shareholders will be best served by the Board, together with assistance from its advisors, actively managing a sale process for the Company to maximize value for all shareholders. The Company has received preliminary interest from potential buyers which relate to or may result in an offer being made for the Company or the Shares; however, the Company is not currently engaged in any negotiation in response to the Offer that relates to (1) a tender offer for or other acquisition of securities by or of the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (4) any material change in the indebtedness, present capitalization or dividend policy of the Company.

Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph of this item. Notwithstanding the foregoing, WCI may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that WCI may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 8. Additional Information.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Rights Agreement. At its meeting on March 19, 2007, the Board took action, as permitted by the Rights Agreement, to postpone the Distribution Date (as defined in the Rights Agreement), which otherwise would occur on the tenth business day after the commencement of the Offer or the first public announcement of the Offeror’s intention to commence the Offer, until such date (prior to such time as any person becomes an Acquiring Person (as defined in the Rights Agreement)) as may be subsequently determined by the Board by resolution. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for the Common Stock, and the Rights will be transferable only in connection with the transfer of the associated Common Stock.

Forward-Looking Statements. This Schedule 14D-9 contains forward-looking statements that may state WCI’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this Schedule

14D-9, statements containing words such as “expect,” “anticipate,” “believe,” “estimate,” “goal,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that WCI’s actual results could differ materially from projected results due to the risk factors described under “Item 1A. Risk Factors” in WCI’s Annual Report on Form 10-K for the year ended December 31, 2006, and the following:

•	WCI’s ability to compete in real estate markets where we conduct business;

•	the availability and cost of land in desirable areas in WCI’s geographic markets and its ability to expand successfully into those areas;

•	WCI’s ability to obtain necessary permits and approvals for the development of its lands;

•	the availability of capital to WCI and its ability to effect growth strategies successfully;

•	WCI’s ability to pay principal and interest on its current and future debts;

•	WCI’s ability to maintain or increase historical revenues and profit margins;

•	WCI’s ability to collect contracts receivable and close homes in backlog, particularly related to buyers purchasing homes as investments;

•	availability of labor and materials and material increases in labor and material costs;

•	increases in interest rates and availability of mortgage financing;

•	increases in construction and homeowner insurance and the availability of insurance;

•	the level of consumer confidence;

•	the negative impact of claims for contract rescission or cancellation by unit purchasers due to various factors including the increase in the cost of condominium insurance;

•	adverse legislation or regulations;

•	unanticipated litigation or adverse legal proceedings;

•	changes in generally accepted accounting principles;

•	natural disasters;

•	fees and expenses incurred in connection with the Offer; and

•	changes in general economic, real estate and business conditions.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in WCI’s filings with the SEC, including its Annual Report of Form 10-K for the fiscal year ended December 31, 2006. WCI assumes no obligation, and disclaims any obligation, to update information contained in this Schedule 14D-9, including forward-looking statements, as a result of facts, events or circumstances after the date of this Schedule 14D-9.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Letter, dated April 5, 2007, to the Company’s shareholders*

(a)(2)	Press release by the Company, dated March 13, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 13, 2007)

(a)(3)	Press release by the Company, dated April 5, 2007*

(e)(1)	Excerpts from the Company’s Preliminary Proxy Statement dated April 5, 2007, relating to the 2007 Annual Meeting of Shareholders*

Exhibit No.	Description
(e)(2)	Non-Executive Chairman Compensation Agreement, dated as of November 9, 2005, between WCI Communities, Inc. and Don E. Ackerman (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 14, 2005)

(e)(3)	Non-Executive Vice Chairman Compensation Agreement, dated as of December 13, 2006, between WCI Communities, Inc. and Charles E. Cobb, Jr. (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-K for the fiscal year ended December 31, 2006)

(e)(4)	Amended and Restated 1998 Non-Employee Director Stock Incentive Plan. (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on May 22, 2006)

(e)(5)	2004 Stock Incentive Plan of WCI Communities, Inc. (incorporated by reference to the Company’s Definitive Proxy Statement dated April 20, 2006, relating to the 2006 Annual Meeting of Shareholders)

(e)(6)	Management Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on April 20, 2006)

(e)(7)	Form of Severance Agreement for James P. Dietz (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2002)

(e)(8)	Form of Severance Agreement for certain senior vice presidents of WCI Communities, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2002)

(e)(9)	Form of Indemnification Agreement for directors and executive officers (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the fiscal year ended December 31, 2003)

(e)(10)	Form of Stock Option Agreement for Key Employees (incorporated by reference to Exhibit 10.34 to the Company’s Form 10-K for the fiscal year ended December 31, 2006)

(e)(11)	Form of Severance Agreement for Jerry L. Starkey (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on August 3, 2005)

(e)(12)	2005 Compensation Program for Non-Employee Directors as amended December 13, 2006 (incorporated by reference to Exhibit 10.27 to the Company’s Form 10-K for the fiscal year ended December 31, 2006)

(e)(13)	Senior Management Incentive Compensation Plan. (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on May 22, 2006)

(e)(14)	Form of Severance Agreement for Christopher J. Hanlon (incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K for the fiscal year ended December 31, 2006)

(e)(15)	Establishment of Incentive Targets under Senior Management Incentive Compensation Plan (incorporated by reference to the Company’s Form 8-K filed on March 8, 2007)

(e)(16)	Compensatory Arrangements of Certain Officers (incorporated by reference to the Company’s Form 8-K filed on March 29, 2007)

(e)(17)	Form of Stock Appreciation Rights Agreement*

(e)(18)	Form of Performance-Conditioned Restricted Stock Unit Agreement*

(g)	Not applicable

*	Included in copies mailed to shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	WCI COMMUNITIES, INC.

	By:	/s/ Jerry L. Starkey
	Name:	Jerry L. Starkey
	Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)	Letter, dated April 5, 2007, to the Company’s shareholders*
(a)(2)	Press release by the Company, dated March 13, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 13, 2007)
(a)(3)	Press release by the Company, dated April 5, 2007*
(e)(1)	Excerpts from the Company’s Preliminary Proxy Statement dated April 5, 2007, relating to the 2007 Annual Meeting of Shareholders*
(e)(2)	Non-Executive Chairman Compensation Agreement, dated as of November 9, 2005, between WCI Communities, Inc. and Don E. Ackerman (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 14, 2005)
(e)(3)	Non-Executive Vice Chairman Compensation Agreement, dated as of December 13, 2006, between WCI Communities, Inc. and Charles E. Cobb, Jr. (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-K for the fiscal year ended December 31, 2006)
(e)(4)	Amended and Restated 1998 Non-Employee Director Stock Incentive Plan. (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on May 22, 2006)
(e)(5)	2004 Stock Incentive Plan of WCI Communities, Inc. (incorporated by reference to the Company’s Definitive Proxy Statement dated April 20, 2006, relating to the 2006 Annual Meeting of Shareholders)
(e)(6)	Management Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on April 20, 2006)
(e)(7)	Form of Severance Agreement for James P. Dietz (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2002)
(e)(8)	Form of Severance Agreement for certain senior vice presidents of WCI Communities, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2002)
(e)(9)	Form of Indemnification Agreement for directors and executive officers (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the fiscal year ended December 31, 2003)
(e)(10)	Form of Stock Option Agreement for Key Employees (incorporated by reference to Exhibit 10.34 to the Company’s Form 10-K for the fiscal year ended December 31, 2006)
(e)(11)	Form of Severance Agreement for Jerry L. Starkey (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on August 3, 2005)
(e)(12)	2005 Compensation Program for Non-Employee Directors as amended December 13, 2006 (incorporated by reference to Exhibit 10.27 to the Company’s Form 10-K for the fiscal year ended December 31, 2006)
(e)(13)	Senior Management Incentive Compensation Plan. (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on May 22, 2006)
(e)(14)	Form of Severance Agreement for Christopher J. Hanlon (incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K for the fiscal year ended December 31, 2006)
(e)(15)	Establishment of Incentive Targets under Senior Management Incentive Compensation Plan (incorporated by reference to the Company’s Form 8-K filed on March 8, 2007)
(e)(16)	Compensatory Arrangements of Certain Officers (incorporated by reference to the Company’s Form 8-K filed on March 29, 2007)
(e)(17)	Form of Stock Appreciation Rights Agreement*
(e)(18)	Form of Performance-Conditioned Restricted Stock Unit Agreement*
(g)	Not applicable

*	Included in copies mailed to shareholders.

Annex A

RECENT TRANSACTIONS BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price ($)	Transaction Type
Ackerman, Don Director	4/2/07	Acquisition	2,484	21.29	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/19/07	Acquisition	90	22.40	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/12/07	Disposed of	167,000	Various	Sale upon exercise of put option
	2/26/07	Acquisition	47	21.44	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/22/07	Acquisition	45	22.35	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/16/07	Acquisition	43	23.80	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/14/07	Acquisition	43	23.31	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/13/07	Acquisition	46	22.2	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/8/07	Acquisition	46	21.83	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/5/07	Acquisition	92	21.79	Acquired pursuant to Compensation Program for Non-Employee Directors

Appolonia, Paul Senior VP, HR	3/2/07	Acquisition	7,703	20.26	Acquired pursuant to 2004 Incentive Stock Plan

Cobb, Charles Director	4/2/07	Acquisition	1,504	21.29	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/19/07	Acquisition	90	22.40	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/2/07	Acquisition	50	20.26	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/26/07	Acquisition	47	21.44	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/22/07	Acquisition	90	22.35	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/16/07	Acquisition	43	23.80	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/14/07	Acquisition	86	23.31	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/13/07	Acquisition	46	22.2	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/8/07	Acquisition	46	21.83	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/5/07	Acquisition	92	21.79	Acquired pursuant to Compensation Program for Non-Employee Directors

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price ($)	Transaction Type
Curtin, Michael Senior VP	3/2/07	Acquisition	15,750	20.26	Stock Appreciation Rights acquired pursuant to 2004 Incentive Stock Plan

Dietz, James Senior VP and CFO	3/2/07	Acquisition	34,000	20.26	Stock Appreciation Rights acquired pursuant to 2004 Incentive Stock Plan

Eure, Hilliard M. Director	4/2/07	Acquisition	2,159	21.29	Stock Appreciation Rights acquired pursuant to Compensation Program

Fry, David Senior VP	3/2/07	Acquisition	27,000	20.26	Stock Appreciation Rights acquired pursuant to 2004 Incentive Stock Plan

Handy, Philip Director	4/2/07	Acquisition	1,562	21.29	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/19/07	Acquisition	90	22.40	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/26/07	Acquisition	47	21.44	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/22/07	Acquisition	90	22.35	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/16/07	Acquisition	43	23.80	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/14/07	Acquisition	86	23.31	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/13/07	Acquisition	46	22.2	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/5/07	Acquisition	92	21.79	Acquired pursuant to Compensation Program for Non-Employee Directors

Hanlon, Christopher Senior VP	3/2/07	Acquisition	27,000	20.26	Stock Appreciation Rights acquired pursuant to 2004 Incentive Stock Plan

Hastings, Vivien Senior VP and Secretary	3/2/07	Acquisition	7,703	20.26	Acquired pursuant to 2004 Incentive Stock Plan

Landry, Lawrence Director	4/2/07	Acquisition	940	21.29	Acquired pursuant to Compensation Program for Non-Employee Directors

McDonald, James Director	4/2/07	Acquisition	1,504	21.29	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/30/07	Acquisition	47	21.34	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/19/07	Acquisition	90	22.40	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/2/07	Acquisition	50	20.26	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/26/07	Acquisition	94	21.44	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/22/07	Acquisition	90	22.35	Acquired pursuant to Compensation Program for Non-Employee Directors

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price ($)	Transaction Type
	2/16/07	Acquisition	43	23.80	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/14/07	Acquisition	658	23.31	Acquired pursuant to Compensation Program for Non-Employee Directors

McWilliams, Thomas Director	4/2/07	Acquisition	1,457	21.29	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/19/07	Acquisition	90	22.40	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/2/07	Acquisition	50	20.26	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/26/07	Acquisition	47	21.44	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/22/07	Acquisition	90	22.35	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/16/07	Acquisition	43	23.80	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/14/07	Acquisition	86	23.31	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/13/07	Acquisition	46	22.2	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/8/07	Acquisition	46	21.83	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/5/07	Acquisition	92	21.79	Acquired pursuant to Compensation Program for Non-Employee Directors

Moscato, Albert Senior VP	3/2/07	Acquisition	8,350	20.26	Acquired pursuant to 2004 Incentive Stock Plan

Shanahan, Kathleen Director	4/2/07	Acquisition	1,562	21.29	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/30/07	Acquisition	47	21.34	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/19/07	Acquisition	90	22.40	Acquired pursuant to Compensation Program for Non-Employee Directors
	3/2/07	Acquisition	50	20.26	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/26/07	Acquisition	94	21.44	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/21/07	Acquisition	44	22.90	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/22/07	Acquisition	90	22.35	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/16/07	Acquisition	43	23.80	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/14/07	Acquisition	86	23.31	Acquired pursuant to Compensation Program for Non-Employee Directors

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price ($)	Transaction Type
	2/13/07	Acquisition	46	22.2	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/8/07	Acquisition	46	21.83	Acquired pursuant to Compensation Program for Non-Employee Directors
	2/5/07	Acquisition	92	21.79	Acquired pursuant to Compensation Program for Non-Employee Directors

Starkey, Jerry Director/President	3/12/07	Disposed of	92,069	N/A	Sale upon exercise of put option
	3/2/07	Acquisition	150,400	20.26	Stock Appreciation Rights acquired pursuant to 2004 Incentive Stock Plan

Turley, Stewart Director	4/2/07	Acquisition	940	21.29	Acquired pursuant to Compensation Program for Non-Employee Directors

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